Contact

www.linkedin.com/in/jose-ernie-torres-78b3952 (LinkedIn)

Jose Ernie Torres

Financial Analyst (CPA)

Denver, Colorado, United States

Experience

Mastercraft Cabinets, Inc.

Financial Analyst

July 2005 - Present (17 years 8 months)

Bacardi Plastic

Financial Analyst

September 1999 - June 2005 (5 years 10 months)

Education

Solvay Brussels School of Economics and Management

MBA · (1998 - 1999)

Universidad de Puerto Rico

BBA, Accounting · (1992 - 1996)